Exhibit 99.4

PETER ELLWOOD, CHAIRMAN

This time last year I said that the strategy outlined by John McAdam and his team in the autumn of 2003, with its concentration on growth regions and markets, whilst at the same time implementing the restructuring programme, was absolutely the right strategy to pursue: I believe we have begun to see the benefits of that strategy in our good 2004 results and we look forward to making further progress

Success has been driven by a strong focus on profitable growth as a result of being more efficient and effective operationally, and by continued innovation based on good knowledge of our customers’ needs and our strong technology platforms. Our improved profitability also bears witness to the hard work and determination of our employees to make this strategy succeed.

I continue to be encouraged by the commitment, the dedication and the high level of innovation that I encounter within the Group.

I was, for example, massively impressed with the energy and vitality of our businesses in China, which I witnessed at first hand last year, and where we are continuing to invest. For instance, with the opening of a new $20m Starch plant in Shanghai in 2004 and a $10m investment in a new facility planned for our Electronics Materials businesses in 2005.

I have also been heartened on my visits around the Group to see the immensely high level of scientific innovation and creativity, both in the businesses and in the ICI corporate research group, where I was privileged to meet some of our outstanding scientists.

This commitment and creative ability underpins my optimism that the competitive challenges that lie ahead for the Group can be met.

These competitive challenges are formidable. They are not just about passing on raw material cost increases to our customers through price increases. They are about managing our costs optimally whilst growing profitable sales to our customers by better understanding and meeting their needs.

I believe we are now building on stronger strategic and operational foundations and perhaps the least visible but most important changes that are taking place in ICI relate to people and culture with a sharp focus on accountability and profitable growth, and delivering what we say we will deliver, helped not only by the very experienced ICI executives but by a leavening of new executive talent brought in recent times to augment our existing skill base.

I believe John McAdam has continued to do an excellent job as your Chief Executive in the second year of his tenure. In essence, our vision continues to be to develop a position of leadership in formulation science.

Formulation science is prevalent throughout ICI’s businesses. Paints, adhesives, food starches, flavours and fragrances and personal care products – all depend on the ability to create and manufacture sophisticated complex mixtures which deliver superior performance for our customers.

It is through formulation that the businesses provide differentiated products. Formulation has helped to develop many businesses which are global leaders in their respective industries.

Ensuring we match our growth opportunities with the right investment is another important part of our strategy. We continue to focus on allocating the right level and type of resource to each of the markets in which we operate.

Let me remind you how we are doing this. There are certain Businesses and geographic regions which will have priority in terms of investment, such as the Starch, Adhesives and Paints businesses in Asia, an area of the world which represents about one-quarter of our global turnover; employs around one-quarter of our people; and makes more than one third of our Group profits.

At the other end of the scale, there are Businesses, such as Uniqema, which operate in more mature markets where significant investment in growth is unlikely to deliver a satisfactory pay-back, and where the focus has been to improve cost management and capital effectiveness.

This programme of profitable sales growth and effective cost management has been augmented by a modest divestment programme. We currently have no plans to sell off any of our major international businesses, but where we can create greater value for shareholders by selling off parts of businesses which are worth more to others than to ourselves, and which are not core to our strategic growth, then we will do so. It is that thinking which was behind the sale of our Quest Food ingredients business and our National Starch Vinamul business.

These divestments have helped the team to make significant progress in reducing our net debt. At the end of 2004 it had reduced to below £1bn for the first time in eight years. If we can maintain our good cash generation, it will help us reduce debt further, and hopefully put us in a position where we can make modest investments in bolt-on acquisitions to enhance our competitive position and improve shareholder value.

Let me now say a word about the dividend. I am delighted that in 2004 the dividend rose 17% to 7.3p from 6.25p the year before.

There has also been some welcome growth in the share price since the last AGM, reflecting the support we are receiving in the market for the strategic and operational progress we have made so far. However, your Board continues to be acutely aware that, whilst all this is encouraging, the share price is still well below the price it was a number of years ago. The only thing that will continue to drive the share price in the right direction is consistent and sustainable profit growth, which is what we are totally committed to achieve.

2004 was a good year for shareholders in terms of profitable growth and this is reflected in bonus payments to executive directors.

Let me say a word about pay-for-performance for our executives, since linking performance and reward is a core element of our remuneration policy.

In 2003 the directors were paid below target bonuses reflecting the weak financial performance of ICI. For 2004 the directors have been awarded significantly higher bonuses for delivering a very strong financial performance for ICI. This shows that there is a strong link between performance and pay in ICI.

This also applies to our long term incentive plans. For the executives to receive the maximum award under the 2004 share options grant, indicative profit before tax would have to be some £540m in 2006. If John and his team lead the Company to such levels of performance I will be very happy to see them rewarded in that way.

As well as a satisfactory financial outcome in 2004, we have also strengthened our team since the last AGM with the addition to the ICI Board of Charles Knott, Chairman and Chief Executive of Quest International.

Charles brings to the Board considerable experience of developing international businesses, particularly in Asia Pacific where he worked for many years with National Starch.

I know he will be a great asset to the ICI Board.

Many of you will be aware that there are a number of changes happening in the way companies are required to report their annual accounts and in the first quarter of 2005, we made a full transition from reporting the Group accounts under UK GAAP to reporting under the new International Financial Reporting Standards, or “IFRS”, as they are known. The key difference is the way we now deal with pensions under IFRS which, for last year, would have increased pre-tax profit from £397m (before goodwill amortisation and exceptional items) to £422m.

May I conclude by re-emphasising what I believe are the key points for our Group going forward.

I continue to believe that the excellent steps that John and his team have taken with a more focused strategy, a commitment to operational excellence, and a clear set of financial goals, are creating a robust platform on which to build. We are now better placed to move forward, and we are seeing the benefits of implementation. We go forward with cautious optimism knowing that the climb ahead is steep, but we are committed to delivering improved results.